October 19, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Year Ended December 31, 2016
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
File No. 000-26823

Ladies and Gentlemen:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership” or “ARLP”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 10, 2017 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2016 (the “Form 10- K”) and the Form 10-Q for the quarter ended June 30, 2017 (the “June Form 10-Q”).

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

Notes to Condensed Consolidated Financial Statements

1, Organization and Presentation

Exchange Transaction, page 5

1.              You disclose in Note 1 that on July 28, 2017, MGP contributed to ARLP all of its IDRs and its general partner interest in ARLP in exchange for 56,100,000 ARLP common units and a non-economic general partner interest in ARLP. You also disclose that in conjunction with this transaction and on the same economic basis as MGP, SGP also contributed to ARLP its 0.01% general partner interests in both ARLP and the Intermediate Partnership in exchange for 7,181 ARLP common units.  In connection with this exchange transaction, ARLP amended its partnership agreement to reflect, among other things, cancellation of the IDRs and the economic general partner interest in ARLP and issuance of a non-economic general partner interest to MGP.  Please tell us how you plan to account for this transaction in your consolidated financial statements and indicate the relevant technical accounting literature that was applied in accounting for this transaction.

Response: We acknowledge the Staff’s comment and, as reported in our Current Report on Form 8-K dated July, 28, 2017, the Exchange Transaction between the Partnership and Alliance Holdings GP, L.P. (“AHGP”) was a private placement exempt from the registration requirements of the Securities Act of 1933 and involved the issuance of ARLP common units to AHGP in exchange for the cancellation of the Partnership’s incentive distribution rights (“IDRs”) held by AHGP’s wholly-owned subsidiary and managing general partner of ARLP, MGP.  No securities were issued or distributed to AHGP unitholders. The terms of the Exchange Transaction were unanimously approved by the Board of AHGP’s general partner and the Conflicts Committee of MGP, ARLP’s managing general partner, each of which received fairness opinions from financial advisors in connection with the value of the securities exchanged in the transaction. As we have publicly disclosed, the Exchange Transaction streamlines the economic structure of the Partnership through the cancellation of the IDRs which, in turn, supports the Partnership’s future distribution growth, lowers its cost of capital and creates flexibility for equity capital market transactions, whether in the form of additional ARLP common unit issuances or ARLP common unit repurchases.  While numerous factors were considered in determining the number of units issued by ARLP in exchange for cancellation of the IDRs and analyzed by the financial advisors that rendered fairness opinions regarding the transaction, it is important to note that prior to the Exchange Transaction, as owner of the IDRs, MGP was entitled to an increasing share of growth in distributions paid to our limited partner unitholders.  Specifically, the IDRs held by MGP was entitled it to receive 15% of the amounts ARLP distributed in excess of $0.1375 per unit, 25% of the amount ARLP distributed in excess of $0.15625 per unit, and 50% of the amount ARLP distributed in excess of $0.1875 per unit.  Following the Exchange Transaction, beginning with distributions declared for the three months ended June 30, 2017, payable in August 2017, ARLP will no longer make distributions with respect to the IDRs. Consequently, as a result of the elimination of the IDRs increasing share of future distribution growth, total quarterly distributions from the Partnership to AHGP were immediately increased as distributions from the newly issued ARLP common units exceeded what the distribution to AHGP would have been at ARLP’s declared unit distribution level for the second quarter of 2017 distributions (paid in August 2017) if the exchange had not occurred.

In accordance with ASC 805-50-30-5 and ASC 250-10-20, we determined that the Exchange Transaction described in our June Form 10-Q should be accounted for as a transaction between entities under common control.  The IDRs are a right associated with MGP’s general partner interest in ARLP, accordingly, the exchange of the IDRs and MGP’s general partner interests in ARLP for common units representing limited partner interests in ARLP constitutes an exchange of equity interests between entities under common control and not the transfer of a business.  We therefore concluded for the Partnership’s Consolidated Financial Statements, the Exchange Transaction should be recorded as an equity reclassification from the General Partners’ Interest line item to the Limited Partners Interest line item at carrying value on a prospective basis from the date of the Exchange Transaction and that no line items of the Partnership’s Income Statement above Net Income were impacted by the accounting treatment for the Exchange Transaction.

In addition, the Exchange Transaction impacts how Net income Attributable to Limited Partners and the Weighted Average Number of Units Outstanding are determined in the calculation of Earnings Per Unit in future periods.  See our proposed revised disclosure around Earnings Per Unit and pro forma EPU amounts in our response to the Staff’s comment number two reflecting the impact of the Exchange Transaction.

9, Net Income of ARLP Per Limited Partner Unit, Page 14

2.              We note that you have disclosed pro forma basic and diluted earnings per share for each period presented giving effect to the exchange transaction with MGP and SGP.  Please revise to provide a table explaining how pro forma net income of ARLP available to limited partners for each period presented was determined.

Response: We acknowledge the Staff’s comment and in response, please see below our proposed revised footnote disclosure which will include a table explaining the way in which pro forma net income of ARLP available to limited partners for each period presented was determined. The Partnership intends to include the table in future filings, as needed.

9.                                      NET INCOME OF ARLP PER LIMITED PARTNER UNIT

We utilize the two-class method in calculating basic and diluted earnings per unit (“EPU”).  Net income of ARLP is allocated to the general partners and limited partners in accordance with their respective partnership percentages, after giving effect to any special income or expense allocations, including incentive distributions to our managing general partner.  On July 28, 2017, MGP contributed to ARLP all of its IDRs and its general partner interest in ARLP in exchange for 56,100,000 ARLP common units and a non-economic general partner interest in ARLP.  In conjunction with this transaction and on the same economic basis, SGP also contributed to ARLP its 0.01% general partner interests in both ARLP and the Intermediate Partnership in exchange for 7,181 ARLP common units.  In connection with the Exchange Transaction, ARLP amended its partnership agreement to reflect, among other things, cancellation of the IDRs and the economic general partner interest in ARLP and issuance of a non-economic general partner interest to MGP. Following the transactions, ARLP has a total of 130,704,217 common units outstanding.  Prior to the Exchange Transaction, our managing general partner was entitled to receive 15% of the amount we distributed in excess of $0.1375 per unit, 25% of the amount we distributed in excess of $0.15625 per unit, and 50% of the amount we distributed in excess of $0.1875 per unit.  Beginning with distributions declared for the three months ended June 30, 2017, payable in August 2017, we will no longer make distributions with respect to the IDRs.

Outstanding awards under our Long-Term Incentive Plan (“LTIP”) and phantom units in notional accounts under our Supplemental Executive Retirement Plan (“SERP”) and the MGP Amended and Restated Deferred Compensation Plan for Directors (“Deferred Compensation Plan”) include rights to nonforfeitable distributions or distribution equivalents and are therefore considered participating securities.  As such, we allocate undistributed and distributed earnings to these outstanding awards in our calculation of EPU.  The following is a reconciliation of net income of ARLP used for calculating basic and diluted earnings per unit and the weighted-average units used in computing EPU for the three and six months ended June 30, 2017 and 2016:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(in thousands, except per unit data)
Net income of ARLP	$63,230	$82,713	$168,132	$130,023
Adjustments:
Managing general partner’s priority distributions (1)	—	(19,159)	(19,216)	(38,318)
General partners’ equity ownership (1)	(604)	(1,271)	(2,334)	(1,834)
General partners’ special allocation of certain general and administrative expenses (2)	—	—	800	—

Limited partners’ interest in net income of ARLP	62,626	62,283	147,382	89,871

Less:
Distributions to participating securities	(1,103)	(878)	(2,069)	(1,753)
Undistributed earnings attributable to participating securities	—	(782)	(1,357)	(582)

Net income of ARLP available to limited partners	$61,523	$60,623	$143,956	$87,536

Weighted-average limited partner units outstanding – basic and diluted	74,597	74,375	74,550	74,333

Basic and diluted net income of ARLP per limited partner unit (3)	$0.82	$0.82	$1.93	$1.18

(1)         Amounts for the three and six months ended June 30, 2017 reflect the impact of the Exchange Transaction eliminating second quarter distributions that would have otherwise been paid on August 14, 2017 to the IDRs and the 0.99% general partner interest in ARLP, both of which were held by MGP prior to the Exchange Transaction.  MGP maintained its 1.0001% general partner interest in the Intermediate Partnership and thus continues to receive the Intermediate Partnership quarterly distribution notwithstanding the Exchange Transaction.  Because the Exchange Transaction occurred prior to the August 7, 2017 record date for ARLP’s second quarter distributions, all of the second quarter earnings less the Intermediate Partnership’s general partner interest were allocated to ARLP’s limited partners. The Exchange Transaction also shifted SGP’s nominal general partnership interest for its second quarter earnings and subsequent distributions to the limited partner interest.

(2)         During the six months ended June 30, 2017, an affiliated entity controlled by Mr. Craft made a capital contribution of $0.8 million to AHGP for the purpose of funding certain general and administrative expenses.  Upon AHGP’s receipt of the contribution, it contributed the same amount to its subsidiary MGP, our managing general partner, which in turn contributed the same amount to our subsidiary, Alliance Coal.  As provided under our partnership agreement, we made a special allocation to our managing general partner of certain general and administrative expenses equal to its contribution.  Net income of ARLP allocated to the limited partners was not burdened by this expense.

(3)         Diluted EPU gives effect to all potentially dilutive common units outstanding during the period using the treasury stock method. Diluted EPU excludes all potentially dilutive units calculated under the treasury stock method if their effect is anti-dilutive.  The combined total of LTIP, SERP and Deferred Compensation Plan units of 1,355 and 1,401 for the three and six months ended June 30, 2017, respectively, and 699 and 488 for the three and six months ended June 30, 2016, respectively, were considered anti-dilutive under the treasury stock method.

On a pro forma basis, as if the Exchange Transaction had taken place on January 1, 2016, the reconciliation of net income of ARLP to basic and diluted earnings per unit and the weighted-average units used in computing EPU for the three and six months ended June 30, 2017 and 2016 are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(in thousands, except per unit data)
Net income of ARLP	$63,230	$82,713	$168,132	$130,023
Adjustments:
General partners’ equity ownership	(632)	(825)	(1,677)	(1,299)
General partners’ special allocation of certain general and administrative expenses (1)	—	—	800	—

Limited partners’ interest in net income of ARLP	62,598	81,888	167,255	128,724

Less:
Distributions to participating securities	(1,103)	(878)	(2,069)	(1,753)
Undistributed earnings attributable to participating securities	—	(374)	(707)	(186)

Net income of ARLP available to limited partners (2)	$61,495	$80,636	$164,479	$126,785

Weighted-average limited partner units outstanding — basic and diluted (2)	130,704	130,482	130,658	130,440

Pro forma basic and diluted net income of ARLP per limited partner unit (3)	$0.47	$0.62	$1.26	$0.97

(1)         During the six months ended June 30, 2017, an affiliated entity controlled by Mr. Craft made a capital contribution of $0.8 million to AHGP for the purpose of funding certain general and administrative expenses.  Upon AHGP’s receipt of the contribution, it contributed the same amount to its subsidiary MGP, our managing general partner, which in turn contributed the same amount to our subsidiary, Alliance Coal.  As provided under our partnership agreement, we made a special allocation to our managing general partner of certain general and administrative expenses equal to its contribution.  Net income of ARLP allocated to the limited partners was not burdened by this expense.

(2)         The pro forma amounts presented above reflect net income allocations as if distributions had been made for all periods presented based on the limited and general partner interests outstanding as a result of the Exchange Transaction. Accordingly, the Adjustment - General partners’ equity ownership line item above no longer includes the a) IDR distributions to MGP, b) general partner interest distributions from ARLP to MGP and SGP and c) general partner distributions from the Intermediate Partnership to SGP. Pro forma amounts above also reflect weighted average units outstanding as if the issuance of 56,107,181 ARLP common units in the Exchange Transaction applied to all periods presented.

(3)         Diluted EPU gives effect to all potentially dilutive common units outstanding during the period using the treasury stock method. Diluted EPU excludes all potentially dilutive units calculated under the treasury stock method if their effect is anti-dilutive.  The combined total of LTIP, SERP and Deferred Compensation Plan units of 1,355 and 1,401 for the three and six months ended June 30, 2017, respectively, and 699 and 488 for the three and six months ended June 30, 2016, respectively, were considered anti-dilutive under the treasury stock method.

We respectively request that the Staff accept our response, as we believe our accounting for the Exchange Transaction and our revised disclosures with respect to pro forma net income attributable to ARLP are appropriate.

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins L.L.P., Stephen Gill at (713)758-4458.

Very truly yours,

Alliance Resource Partners, L.P.

By:	/s/ Brian L. Cantrell
Brian L. Cantrell
Sr. Vice President and Chief Financial Officer

Cc:	Eb Davis
Alliance Resource Partners, L.P.

Stephen M. Gill
Vinson & Elkins L.L.P.